Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Security and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated
Form 10-K for the Fiscal Year Ended December 29, 2013
Filed March 14, 2014
File No. 000-09286

Dear Ms. Jenkins:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated (the “Company”) for the year ended December 29, 2013, as set forth in your letter dated November 24, 2014.

For your convenience of reference, the Staff’s comments are provided herein in bold, with our response following the comment.

Form 10-K for the Fiscal Year Ended December 29, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 40

2013 Compared to 2012, page 40

1.	We note the decline in bottle/can volume in your sparkling beverages (including energy drinks) in 2013 as disclosed on page 41. It appears that your total bottle/can volume decreased for the year despite an 8% increase in still beverages. Please revise future filings to discuss the material trends and reasons for significant changes in volume sold for your sparkling beverages as compared to your still beverages. In this regard, it is unclear whether and why the “cooler and wetter than normal weather in most of the Company’s territories during the first and second quarters of 2013” had a different impact on sparkling and still beverages. Please provide draft disclosure.

The underlying trends of still beverages and sparkling beverages are different. However, the total volume of the Company’s products is linked. Still beverages are in a growth cycle, driven by changes in consumer preferences. Consequently, volume in sparkling beverages, which are in a mature state, is growing at a slower pace than still beverages. As a result of the linkage between sparkling and still beverages and their respective growth trajectories, both sparkling and still beverages were negatively impacted by cooler and wetter than normal weather in the first and second quarters of 2013.

Ms. Tia Jenkins

United States Securities and Exchange Commission

December 9, 2014

In future filings, the Company will provide further disclosure to describe the differences in growth trajectories of sparkling and still beverages similar to the following:

“Although the total bottle/can volume decreased by 0.9%, primarily due to a volume decrease in sparkling beverages, significant growth in volume of still beverages helped to offset the decrease. The growth trajectories, and driving factors, of sparkling and still beverages are different. Sparkling beverages are in a mature state and have a lower growth trajectory, while still beverages have a higher growth trajectory primarily driven by changing customer preferences. Although volume of sparkling beverages declined and volume of still beverages increased, the volume of both was negatively impacted by cooler and wetter than normal weather in most of the Company’s territories during the first and second quarters of 2013. The Company believes volume would have been higher in both sparkling and still beverages had it not been for the cooler and wetter than normal weather.”

Financial Statements

Note 1. Significant Accounting Policies, page 66

2.	Please disclose in future filings the factors used in determining you had one reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21. Please provide us your proposed disclosures.

The Company evaluates segment reporting in accordance with ASC 280 each reporting period, which includes evaluating the information used by the Chief Operating Decision Maker (“CODM”) to review performance and allocate resources. As a result of the evaluation performed as of December 29, 2013, the Company concluded it has one reportable segment. Two operating segments are aggregated into the one reportable segment. The franchised nonalcoholic beverages operating segment alone represents approximately 97%, 95%, and 99% of the Company’s consolidated revenues, operating income, and total assets, respectively. The internally-developed nonalcoholic beverages operating segment has been aggregated with the franchised nonalcoholic beverages operating segment due to its similar economic characteristics, as described in ASC 280-10-50-11. The operating segments also share similarities in products, production processes, types of customers, methods used to distribute products and nature of the regulatory environment.

In future filings, the Company will provide further disclosure on its conclusions regarding segments similar to the following (using 2013 figures for illustrative purposes), assuming the same facts and circumstances exist:

“The Company evaluates segment reporting in accordance with ASC 280, Segment Reporting (“ASC 280”) each reporting period, including evaluating the reporting package reviewed by the Chief Operating Decision Maker (“CODM”). As a result of the evaluation performed, the Company concluded that there is one reportable segment. ASC 280 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The franchised nonalcoholic beverages operating segment alone represents approximately 97%, 95%, and 99% of the Company’s consolidated revenues,

Ms. Tia Jenkins

United States Securities and Exchange Commission

December 9, 2014

operating income, and total assets, respectively, as of or for the year ended December 29, 2013. This operating segment has been aggregated with the internally-developed nonalcoholic beverages operating segment due to similar economic characteristics as well as the similarity of products, production processes, types of customers, methods used to distribute products and nature of the regulatory environment.”

The Company supplementally advises the staff that it does not present separate segment disclosure information to reconcile its reportable segment to its consolidated results as such reconciling amounts are inconsequential.

Supplementally, we also note that the Company is going through a publicly announced transformation, which includes integrating acquisitions closed in Q2 2014 and Q4 2014. Additionally, the Company has publicly announced the signing of letters of intent for the acquisition of additional franchise territories. This business transformation could lead to changes in how the Company manages its business in the future, including potential related changes in the internal reporting used by the CODM. The process is ongoing and no changes have been made to the operating segment structure to date. The Company will continue to evaluate segment reporting in accordance with ASC 280 at each reporting period and make changes, if applicable, if such operational and reporting changes occur.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our conclusions and proposed disclosure. Please call me at 704-557-4219 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/William J. Billiard

William J. Billiard

Vice President, Chief Accounting Officer

cc:	Raj Rajan
Rufus Decker
Ruairi Regan
James Lopez